Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Cal Dive International, Inc.
Commission File No.: 0-22739
FORWARD-LOOKING STATEMENTS
Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.
The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures, achievement of debt reduction targets and the proposed merger of Remington Oil and Gas Corporation into a wholly owned subsidiary of Cal Dive are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Cal Dive’s and Remington’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2004. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its exploration and production.
ADDITIONAL INFORMATION
Cal Dive and Remington Oil and Gas Corporation (“Remington”) will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents
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free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Cal Dive free of charge by requesting them in writing from Cal Dive or by telephone at (281) 618-0400. You may obtain documents filed with the SEC by Remington free of charge by requesting them in writing from Remington or by telephone at (214) 210-2650. Cal Dive and Remington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Remington in connection with the merger. Information about the directors and executive officers of Cal Dive and their ownership of Cal Dive stock is set forth in the proxy statement for Cal Dive’s 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Remington and their ownership of Remington stock is set forth in the proxy statement for Remington’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
Transcript of Conference Call
Cal Dive International, Inc.
Remington Oil & Gas Acquisition
January 23, 2006
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Transcript of Conference Call
Cal Dive International, Inc.
Remington Oil & Gas Acquisition
January 23, 2006
     Operator: I’d like to turn today’s conference over to Mister Martin Ferron. Sir, you may begin.
     MF: Thank you. Good morning and welcome to this presentation concerning the acquisition of Remington Oil & Gas. On the call from our side is Owen Kratz, our Chairman and Chief Executive Officer, who joins us from London. With myself here in Houston, I’ve got Wade Pursell, our Chief Financial Officer. Bart Heijermans, our Chief Operating Officer, and Jim Connor, our General Counsel.
     We will be using a set of slides as a base to the presentation, and those can be found at the Investor Relations page of www.caldive.com. Following the presentation we will take questions. Before we get into the media presentation, Jim Connor has an important statement to make.
     JC: As noted in our press release and associated presentation, certain statements therein, and in our discussion today, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a complete discussion of risk factors, we direct your attention to our press release, and to our annual report on Form 10-K for the year ended December 31st, 2004, filed with the Securities and Exchange Commission.
     MF: Okay. I’d like to start on Slide Five, with an overview of the agreement we reached with Remington last night. This agreement agrees to acquire Remington for 27 dollars of cash, and point four-three-six shares [of Cal Dive common stock] per Remington share. Based on our closing price of last Friday, which was 44.33, and 30.15 for Remington shares, the
Cal Dive International, Inc.
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January 23, 2006

transaction value is just at 1.4 billion, therefore 58 percent of the deal will be paid in cash, and 42 percent in Cal Dive stock under a tax-free reorganization.
     Pro forma ownership based on these figures is 86 percent Cal Dive, 14 percent Remington. It is important to note that Remington are debt free at present, and the transaction cost to Cal Dive will be reduced by around two dollars a share due to Remington’s expected cash position at closing. The conditions to closing as customary regulatory approvals, and Remington stock holder approval. We expect to get these approvals by late the end of the second quarter.
     As part of the deal, Remington’s office will be maintained and all key personnel will transfer to Cal Dive. We hold these personnel in very high regard, for reasons that will become clearer as we go through the presentation. At this point I’d like to hand over to Owen in London to take us through the strategic rationale.
     OK: Thank you, Martin. Good morning, everyone, I have prepared a few notes here. It’s an important transaction, and as most of you know, I’m not very good at speaking from notes, so bear with me. But I’d like to start out and cover the strategic rationale. I think it’s important to understand the strategy of this deal within the context of our model, so I need to spend a little bit of time on being very clear and concise on what our model is. I’d like to start out by first saying that we are not transitioning Cal Dive into another E&P Company, and at the same time we’re not just overreacting and taking the other course, which would be just responding to the demand ... current high demand cycle in the service industry.
     For over a decade and a half now, from a very small beginnings as a supplier of diving, we’ve been adding services that enable us to be a differentiated developer and producer of marginal fields, that’s always been our goal. The potential for growth in this area doesn’t have
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Remington Oil & Gas Acquisition
January 23, 2006

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the same types of limits to growth, or exposure to the market’s cyclicality that a pure service company has. We have, and are adding, to our service lines, expanding existing ones and adding new ones.
     To do this with less exposure to market risk, we need a backlog of internal work of sufficient size to provide utilization for these services, when the open market demand is high we’ll shift focus to it, and when demand softens or just to fill utilization we’ll add internal growth, or internal projects. We lessen the contracting risk by placing it against the reservoir value, rather than inadequate contract value. To capitalize on our differentiated methodologies in developing reservoirs, it’s necessary for us to be in control of the development methodologies. This is most assured when we are in fact the operator.
     We’re differentiated on the shelf primarily in operating mature fields, and developing fields, and our greatest advantage is in the deepwater. We’ve learned the hard way that to be operator in deepwater, the entry point has to be achieved upstream of the development, otherwise the deal flow is insufficient to grow the company. Excuse me. And offers are quite often just pref-righted, so it makes the deals ... the volume of the deal flow unpredictable.
     I’d like to sort of outline the company by saying we don’t focus on a single service niche with our growth dependent on volumetric growth alone. We don’t have to risk reaching a point of over-supply, which cyclically always happens. Our services are number one added to our model when they can ... when applied with the right methodology, contribute to lowering the development of life of field costs. Second, they can be contracted traditionally to the open market, and third criteria for adding a service is that when it’s used collectively on an internal project that achieves a lower differentiated cost to produce.
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Remington Oil & Gas Acquisition
January 23, 2006

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     Now we take equity interest in reservoirs for a number of reasons. One, to align interest versus the typical adversarial relationship. Two, to mitigate the contracting risks ... contract value typically are insufficient to absorb the risk inherent in EPIC contracting, and I think everyone’s seen that over the full cycle of the industry. Number three, to equitably share in the value creation through the application of our services. Four, to hedge the cyclicality by having internal backlog, that we don’t have to buy with low margin and assumption of contract risk. And then finally, the smooth reserves and cash flow, and this allows us a more painless and better clarity on management decisions.
     Now I’ve mentioned marginal fields a couple of times, and we do focus on marginal fields. By definition, they’re mature, stranded or small, and we focus on these as the capability to do something with these taken as a whole is in and of itself a service, especially to large producers, and the smallest of the producers out there. This acquisition of the Remington portfolio in bringing along the upstream field sets inherent in the management and personnel addresses all of these issues.
     By adding this backlog, this is an important point, by adding this backlog of portfolio in an upstream prospecting generating capability, we can continue to aggressively grow the services area that we have plans for. We have grown well, but our goal has always been a model capable of long term sustainable growth. This addition gets us closer to a maturing of the model, in being a production contractor with a focus on marginal fields, that’s very differentiated and capable of long term sustainable growth.
     More specifically addressing the strategic rationale, I’ll turn to slide seven here, and go through the bullet points. What I would say to the first bullet point on slide seven is, sticking to

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the Cal Dive operatorship, we’ve learned the hard way that to be able to maximize the value that we can bring to the development of a field we have to control the process. Standard industry method for developing fields are biased often times towards the needs associated with the producers’ preference to develop larger reservoirs, and the service providers desire to maximize the volume of the services utilized.
     As a minority non-op partner, there’s very little that can be done to break this standard, except with select open minded producers. Even our offers for a non-op interest are usually pref-righted with a waste of valuable resources and time. The deal flow, as I mentioned earlier, is uncertain, and the risk of being forced to pay for high development costs is too great.
     On the next bullet point, I’d simply add that it’s very ... this issue is very important as it mitigates the risk and makes possible our moving into drilling with a rig alternative, significantly impacting the cost and risk, and I mention this because that’s one of the big drivers for adding this portfolio.
     And the final bullet point there, we have been able to buy into PUDs, as you’ve seen over the last year in our announcements. But this portfolio with Remington adds significant backlog, and that allows us to be even more prudent going forward as we expand our deal flow model and expand into other geographic areas. It’s just our way ... with this move we’re very much in control of our own destiny.
     Having said that, I’ll move to the next slide and speak to slide eight, speaking to a couple of issues. On the first one, it mentioned promoting our way in some of these deals, and this, Remington portfolio lends itself to that very well, and that’s an important financing option for us

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going forward. I might add, though, that it also allows us to do slots, as we ... as you saw us do this year for Tiger.
     On the second bullet point, yeah elsewhere in this presentation I believe it’s noted, but I’ll just mention it again, because it’s pretty significant, this portfolio creates an estimated 1.5 billion in demand for services in the development of it. Moving down to the last bullet point, besides being accretive, this deal provides a perception of scale that’ll help our geographic efforts to transport the model and grow it further, and it also provides the future growth capital from the cash flow that’s generated from developing these prospects.
     Before I move on, I’d like to just add a little note as share holder here. I am a long term share holder, a major share holder. This deal I felt it was very important to do it as an enabler for the next significant growth phase maturation of the model. We hope to add redeployable floating production system vessels to the fleet, and we also hope to add another deep type vessel with new drilling ideas. As we saw with each past significant asset addition from the Witch Queen, to the Uncle John to the Q4000, there is a risk of market acceptance for a while. It’s important to have the internal backlog to mitigate this risk and stay aggressively in front of the industry with assets. The result is faster growth and the continuing diversification ... or differentiation, I’m sorry.
     The critical mass of this deal improves perception of us as we attempt to build a presence in the North Sea and Southeast Asia, as I mentioned. This geographic expansion is necessary to keep the quality of the deal flows high, and to broaden the horizon for application of our new assets that we’re adding. Each of these area, the North Sea and Southeast Asia, have been selected due to the nature of the reserves in the region, and applicability to our model.

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     The critical mass also increases liquidity, opening the way for new investor classes. I believe in the long term trend of commodity pricing sustainable at this level or even higher, with of course some cyclicality along the way. Our cash flow will be significant. We’ll be able to pay down the debt. But future significant cash flow from the development of the prospects will be needed to fund the future service asset additions as well as the production growth that we anticipate.
     This is an aggressive move forward, but doesn’t threaten the long term health of the company. We have alternatives to equity for the funding of future projects and growth, and there’s ... or the survival through downturns, including the sale of non-core assets as well as the development of these prospects. I believe it’s possible though for us to maintain our growth rate and pay down our debt very quickly, as we did before. It’s an aggressive move, but the timing and the visibility is right. I am a long term major share holder, and I want to see the fruition of building this model that we’ve been working on for so long.
     I might also just point out that as CEO, I have no golden parachute or compensation related to acquisitions or the size of the company. Like every other share holder in the company, my sole interest in the company is my stock holdings. Having said that, I’ll move to slide nine, which just outlines the history of what Cal Dive has done in production, and will give you a flavor for where we’ve come from and why this deal at this particular time.
     You know, the first bullet point, the concept actually came about in 1990, and took us two years before we actually pulled the trigger on our first field. The idea came up to take equity, back when we were starting to take a prime contracting role in abandonment instead of just applying diving. We noticed the value that was being left in the reservoirs, and then the value ...

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the value that was being left was just considered non-impact to the producers, but it was very significant to us.
     Later we found that a potential 40 percent upside existed in exploiting other non-impact reserves from the same fields. Collectively they proved over time to be very significant and formed the basis for our infatuation with marginal reserves, and seeking a model that takes advantage of them. There is ... there’s a lot of money in what other people don’t want, or when their focus is on other areas.
     The second point there brings up Gunnison. This was our first foray into trying to use equity as an enabler to get into the development side of deals, where we would be the beneficiary of receiving all the contracting work. Now this deal was a great deal for us, but looking back I think our biggest lesson learned was how little influence you can have as a minority partner. Kerr-McGee and Nexxen were really good to us, but our capability perhaps at the time weren’t developed yet to the point where they saw the value that could be captured using our services, or perhaps it came about because this reservoir was anything but marginal.
     The third bullet point, talking about building a deepwater portfolio, we have been successful, but I’d like to just run through the types of each of these. Telemark was a marginal field, and we took a minority non-op interest after being pref-righted out of the partnership. This basically was Gunnison again, except this time it was marginal, so we thought we would see how much influence we’d have. As most of you know, we have eventually become the operator of the field, and we’ll see what happens going forward.
     Tulane and Devil’s Island are non-op interests as well, but it’s with a partner that understands our role, and embraces the value that we bring. Now this kind of a deal, though,

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unfortunately in our industry, are too far ... few and far between for us to be in complete control of our destiny. Next one, Tiger, was an asset swap. It adds backlog and spreads the risk. This is an excellent kind of deal, and it’s one that the Remington processing lends itself to extremely well.
     And then finally the Bass Lite acquisition we made this last year, one of the big highlights to that was the fact that along with it came 50 exploration blocks with at least ten possible high quality prospects to be looked at. Now the Remington portfolio added on top of this just gives us a tremendous portfolio to work with. The next bullet point sums that up, but I might just add that the Remington portfolio actually works with our model better than the portfolio that we’ve been able to assemble piecemeal.
     Then the next to the last bullet point, it talks about the reserves. You can see that we’re basically doubling the size of our reserves. Our service growth and additions require a larger portfolio to achieve the utilization on our assets that we desire. To add new projects we needed the upstream skills as well that come along in the Remington transaction. And this transaction provides long term visibility, and provides the skill sets and utilization.
     And on the last point, you can see that our production rate will just about double. We’ve doubled the shelf contracting part of our business over the last year. We’ve now doubled the production and added upstream. The next step will be to organically add further upstream service assets. And I think you’ll be able to follow that a little better if you flip to the next slide, ten, and it sort puts the evolution of the production modeling in context, by looking at what we’ve done on the service side of the company, and keep in mind that all of this started brewing

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back in 1992, when we were trying to figure out what kind of a service company we’d want to be to take advantage of the marginal fields.
     In ‘95, the whole industry was tending to deepwater. We were still very small at the time, but we saw that it was going to be a level playing field in the deepwater because nobody at the time had any of the deepwater experience. If we moved fast, we thought that we could capture good market share there. In ‘97, well, the first move was to add construction support assets, the DPs, that’s like the Witch Queen. And in ‘97 we added the well intervention asset, which also performed well in construction, the Uncle John.
     Our move into well intervention was done for three reasons. One, the lowest cost deep development is subsea, but the trend at the time was for dry trees, due to the high impact risk of the required intervention. We saw the inevitable cost drivers forcing a solution that wasn’t dependent upon the high cost and lack of availability of rigs to do the work. Second reason that we did it was it was a utilization hedge for our deepwater assets in the event that we were unable to capture the foreseen market share, or the required market share, due to the international players coming into the Gulf.
     And the final reason we did it was that it was important ... it was important to mitigate our own risk of pursuing subsea developments in the deeper water by having the ability to lower the cost of well intervention, as well as providing a means for us to do the well enhancements and the reservoir enhancement on our own wells.
     The next bullet point covers the acquisition of ROVs in ‘01. That simply was ... ROVs are an essential tool for dealing in deepwater, and we had to be in control of that important of an asset. Then in ‘02, we decided that we were going to become the world leader in well ops, and

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made the acquisition of the well intervention group over at Coflexip at the time, and that basically made us the sole world provider in that area.
     The next one was the addition of the Q4000. Now at the time we were still small, we were still trying to ... stay ahead of the market. We added the Q4000, we made it multipurpose to hedge utilization. We did it at the time, if any of you might remember, we extended the stay in the yard in order to upgrade it for drilling, but the drilling equipment was never installed, the market just wasn’t ready and we had no portfolio at the time in order to hedge the risk to our acceptance in the market.
     In ‘03 we added production facilities. This is very much an upstream move from where we were. The first effort focused on a hub concept, which was a large facility bringing in a number of smaller surrounding areas. It happened primarily because we had a single large anchor producer controlling the hub area, and that’s what allowed it to be sold. But that deal also opened the way and paved the way to being able to sell the concept to a group of producers, and that resulted in the second facility deal that we have, which is the Independence hub.
     Moving on to ‘03, we have been doing some pipelay work in the shallower waters, but we needed a deepwater asset, in field flow line pipelay is an essential component of subsea development, so we added the Intrepid and deepwater pipelay. In ‘04, we sort of evolved our position in robotics to add pipe burial. Two reasons for this. One, it lowers the development cost by providing a less expensive option for flow assurance, and it also increases the step-out distance possible with subsea tie backs. The second reason was because in the market there was a void in the market, experience was lacking in this area, and we were able to immediately sell our services to the open market.

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     The next bullet point brings us into ‘05, this last year, when we bought Helix. This is a reservoir engineering and G&G company in the North Sea and Southeast Asia, and adding this extra capability was an essential first step to being able to launch our model into these areas.
     Moving on to the next bullet point gets us into ‘06 and this year. We, in our facility deals, we noticed that it was very important to control the insulation of the transmission pipelines. We also saw that there was a high market demand for deepwater transmission pipelay, and therefore we’ve added that capability this year with the Caesar. The next to the last bullet point, I think we’ve already announced that we are adding drilling capability to the Q4000. In essence this will be sort of a pilot program, being performed on our own projects, promoting to other partners that wish to come in, and using this as the basis for moving on to what you see in the last bullet point, where I’ve already said it, it’s our hope to be able to start building the next Q4000, which will be a little more drilling focused, upstream focused, as well as starting to add some floating production vessels to the fleet, and our concept here is that instead of the larger hub units, we would be building smaller redeployable units, primarily targeting marginal fields.
     So I know that was a little long winded and you all wanted to get on to the details of the deal here, so I’ll turn it over to Martin to do just that. But I thought it was important to put this deal in the proper context. Martin?
     MF: Well, thank you, Owen. Yeah, the next section, starting on slide 11, gives you an overview of Remington. Before I launch into that, I just wanted to preface it by saying that we’ve been watching Remington for several years along with some of their peers, and we were really impressed by their relative growth while keeping a debt-free balance sheet. We stepped up our interest when they very successfully applied their model to the deepwater. And we’ve

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obviously held extensive discussions with their executive team over the last few months, and are convinced that they are now, you know, true believers in the strategy that Owen just articulated.
     Hopefully the next few slides will convince you that Remington will bring a lot of value to the Cal Dive table. So starting on slide 11, Remington, based in Dallas with a focus on the Gulf of Mexico. Highly specialized technical team, you know, with specializations which are in extremely short supply in this market place, a great resource for us to be able to tap into. Projected production in ‘06, 128 million equivalent per day, actually doubling our present production. Year end ‘05 reserves of around 280 Bcfe, with three year average F&D costs of 2.47.
     The next two bullet points here I think are pretty important. Remington have a track record already established of finding one 1 Tcfe in the six years between ‘98 and 2004, so they’ve already done that, you know, that’s in the history books. What we’ll show you in a minute is a balanced deep prospect inventory, based on some 150 prospects, and another 1 Tcfe of net risked reserve potential. So we believe, they’ve done it once, I think we can do it again together, and add even more value.
     Slide 12, I mentioned their experience team. The three principals at Remington are James Watt, Robert Murphy and Gregory Cox. They’re going to be holding a conference call actually at 10:30, so I would sort of suggest anybody interested in hearing their perspectives on this transaction. Those three executives are supported by a top level team of geoscientists and operating personnel. I wanted too to mention that James Watt has been offered a seat on the Cal Dive Board, and Robert Murphy and Gregory Cox have signed employment agreements subject to the deal closing.

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     Also on this slide, key to their prospectivity is they’ve got 3D-seismic coverage over four thousand blocks in the Gulf of Mexico, and we believe it would take over a hundred million dollars in several years to build a similar prospect portfolio from a starting point, that’s assuming you could even attract the personnel for that endeavor.
     I talked earlier about their spectacular growth, and that’s shown on slide 13. Twenty-three percent compound annual growth rate in their production, and also a 20 percent growth rate in proven reserves. They’ve achieved that with an impressive return on capital, especially in relation to their peer group. F&D costs ten percent lower than the peer group median, and return on capital is 15 percent, seven points better than the group median.
     Slide 15 I’ll dwell on for a minute or two, because I think this is where a lot of the value is. This is their prospect portfolio. It can be seen that 150 identified prospects, with unrisked and risk reserve potential of almost four Bcfe, and over 1.1 Bcfe, respectively. The prospects range from low risk exploitation targets in shallow water, low hanging fruit, to higher risk deepwater opportunities. Remington already have 19 deepwater prospects, with risked reserve potential of around 700 Bcfe, many can be drilled with the Q4000, or Q4000-2 that Owen mentioned, and all successive wells can be developed with Cal Dive assets.
     Some may also require a floating production solution. So in all, it’s estimated that at least one billion dollars of main contracting work, maybe even 1.5 billion dollars could be achieved through the exploitation of these deepwater prospects alone. So if you at the right hand side of slide 15 there, we estimate the risk pre-tax PV10 value at the forward curve of these reserves is 3.2 billion dollars. At 8.50 gas and 55 buck oil, it’s 2.48 billion dollars. So you need to add to

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that the contracting margin that will come from all the work associated with these assets. So I think, you know, this slide really does capture upside value that we see in this deal.
     Turning to slide 16, I’m looking at the segment operating profit mix, we show a history and projected for next year. Before this transaction our main contract in the production facility divisions were forecast to produce about 55 percent of our operating profit in 2006. On a pro forma basis for the transaction back dated to the start of the year, the expected production rate of profit would increase from 45 percent to 59 percent, but it’s important to sort of recognize the production value is cumulative, and we all are sort of playing catch up with our services group, as our production expands.
     For example, the profit mix will likely move back to around 50-50 in the median term, as we have assets like Caesar, the pipelay vessel, floating production units and perhaps a second Q4000, as Owen just described.
     The combined deepwater portfolio between Cal Dive and Remington is shown on slide 17. You know what we’re depicting here are the locations of our PUDs, as Owen mentioned, together with Remington’s near term deepwater prospects. I know we’ve highlighted several of those prospects that can be drilled with the Q4000.
     Slide 18, all of Remington’s deepwater prospects are currently a hundred percent owned, two are likely to be drilled this year under the favorable terms of a commitment contract, deferred from last year due to hurricane activity. The prospect called Noonan is particularly exciting, it’s located in the Garden Banks area, due to the favorable drilling costs, you know, we’ve got a rig at around 102 thousand dollars a day, which is a third of the current spot market rate. Linked to high risk reserve potential, and Remington people, our people, really like this play.

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     It’s proximity to existing infrastructure, you know, make it a great prospect for this year, you know, with unreserved potential of over 300 Bcfe. When the Q4000 is ready for drilling in 2007, we will again have a cost advantage relative to the conventional drilling rigs. This cost edge linked to the high quality of Remington’s prospects, should allow us to mitigate exploration risks by taking partners on a promoted basis, again as Owen described.
     Slide 19, over the years we’ve assembled the right tools, and developed the best methodologies to service deepwater reservoirs on a life of field basis. We believe that this is a strategic advantage, and that we can beat full cycle costs by at least 20 percent compared with conventional approaches. We talked about the key assets area, the value creating methodologies are shown on slide 19, and include drilling of slimbore wells, redeployment of floating production systems, pipe burial for insulation purposes, and rig-less intervention.
     We did announce the upgrade of the Q4000 for drilling, and it should be ready for action early in 2007. Tangible benefits in deepwater from our move here, on slide 21. Firstly, we believe we’ll be able to accelerate the exploitation of Remington’s prospects at a time when Gulf of Mexico floater drilling capacity, and in short supply. We could derive a net present value benefit of seven to ten million for each year of acceleration on an average size prospect.
     Also we expect to obtain up to 70 million of main contracting revenue on each average size prospect, even if we sell down working interest to mitigate some exploration risk, because as operator, and operatorship is the key, we can still retain the marine contracting revenues.
     Shelf production. You know, this is a nice collateral benefit here of this transaction, knowing that Remington’s shelf production nicely overlaps with our own, and I think you can see that on the next slide. Obviously we see benefits in terms of increased critical mass that will

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bring operating synergies, and increase purchasing leverage. These shelf fields, together with current production rates are show on slide 22. I would point out that Remington East Cameron 346 is still shut after recent hurricane activity, our production is likely to resumed in February, long before we close the transaction.
     I think slide 23 is pretty interesting, because what we try to do here is look at how Cal Dive and Remington fared after the recent hurricane activity. And you can see on this slide that as of the end of October, Remington still had 81 percent of their production shut-in, and at the end of November, they still have 55 percent shut-in, where by the end of November Cal Dive only had 24 percent shut-in. You know, a good part of this due to the availability of marine contracting assets at Cal Dive. You know, wee can react quickly to this sort of issue.
     And we’d be obviously bringing that service to bear in the combined portfolio. And if you can bring production back quickly after hurricanes, obviously you enjoy better natural gas prices, you know, 13 dollars per Mcf in this case.
     Okay, moving on to financials, starting with slide 25, in December we gave earnings guidance for 2006 in the range of 220 to 330 per share, and the consensus estimate currently stands at 284 per share. Now we expect the transaction to be eight percent accreted to the consensus earnings number on a four year pro forma basis, assuming 8.5 dollar natural gas, and 55 dollar oil, and 120 million cubic feet of gas per day of Remington production. Using an identical approach, the deal would be 37 percent accretive to 2006 cash flow with EBITDA rising to around 870 million dollars.
     Slide 26, we expect investment I the Remington portfolio to lead to 175 million per day of average production in ‘07. What that means for us is, and I would point that we haven’t given

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guidance yet for ‘07, but there is a consensus estimate out there of three bucks 38, I think people are expecting us to grow on our own merits, my expectations, if you like, but if you ad the Remington adjustment to that, then we would have accretion of 15 percent, which is obviously very nice, and cash flow per share would be accretive by ... sorry, 39 percent. I’m beginning to lose my voice, I’m afraid.
     EBITDA reaching over 1.1 billion dollars, so I hope you’d agree those are pretty impressive numbers. I’d like to hand it over to Wade now, and he’ll take us some through some balance sheet issues.
     WP: Thank you, Martin. Good morning, everyone. Slide 27 gives you an idea of what the balance sheet should look like. Note first total assets going up three and a half billion dollars. And we’ve shown September 30th date for the pro forma balance sheet as that was the last balance sheet that we’re reported. You’ll note the 813 million addition to total debt for the cash component of the acquisition, and 582 million addition the share holders’ equity for the Cal Dive shares portion. Again, that assumes last Friday’s close price of 44.33, the actual number will be based on Cal Dive’s closing price when we close the transaction.
     The other liabilities include deferred tax liabilities relating to the goods and tax basis differences resulting in our acquisition of the stock of the company as well as assumed abandonment obligations. You see at the bottom our pro forma debt to book cap as of 9/30 would be 51 percent. I refer you to the next slide to go through the components of that debt.
     So what will our debt look like after this deal? We have an underwritten commitment from Bank of American to provide the financing for the cash portion of the acquisition, the 813 million. That’ll be in the form of a senior secured term facility. This commitment also will

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include the 250 million dollar revolver. Interest will float at a LIBOR base plus a spread. You see that we’ve assumed seven percent for modeling purposes, that current floating rate I think would be probably between six and six and a half percent.
     The principal will amortize one percent per year, with a bullet at the end of seven years. This facility is completely pre-payable, which gives us flexibility to de-lever the balance sheet as well as to refinance possibly a piece of it into a different structure. You’ll remember our other financings, our long term fixed interest rates, financing, the convertible senior notes, is a three and a quarter percent coupon, and the MARAD Facility, which is 25 years, is fixed at 4.81 percent.
     A couple of credit statistics that I think are important for you. Pro forma September 30, ‘05, with all of this debt our interest coverage on the debt, on the total debt, would be 7.1 times, and more important to me, the debt service coverage, which includes principal and interest payment. Looking at pro forma 2006, the EBITDA of the combined entities would cover our total debt service nearly ten times.
     Turning to slide 29, as I mentioned, this debt level pro forma September 30th, ‘05 would have been 51 percent, that to book out. Also worthwhile to note the debt to trailing 12-month EBITDA would be 2.4 times. You can see looking at our historical levels, especially from a debt to book standpoint, that this is high for us, but looking at the, again, the Debt to 12-month EBITDA 2.4 times, and actually by the time this deal closes I think this ratio would be two times ... two to one, or probably slightly less. So we’re comfortable with this leverage, and as Owen mentioned earlier, we do expect it to go down in ‘06 and ‘07.

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     We also have several divestment opportunities that we might explore, one being the potential sale of a minority stake in a shelf contracting businesses, and potentially other assets, non-core assets that we mentioned earlier.
     Turning to slide 30, as a policy most of you know we like to hedge commodity price risk, we protect our Cap X budget, and we like to lock in our acquisition economics, so we will hedge up to 50 percent of our PDP. This slide shows our positions that we currently have, which is about 50 percent of our PDP budget for the year, less than our total budget, because we just had the PDPs, and this is obviously pre- the transaction. Remington is one hundred percent unhedged.
     As part of the deal they have agreed to opportunistically hedge to help us lock in our Q&A economics, so we will be doing that in the very near term. Then if the deal doesn’t close, they would keep the hedges.
     Finally, slide 31, and I guess this is kind of a fun slide to end with. This is from the Forbes Top 200 Small Companies list a few months ago, I guess you can see our new math at the top, four plus 27 we think equals number one. That concludes our presentation, I guess we’re ready for the Q&A segment. Operator.
     (Background Conversation)

O:	Our first question comes from Marshall Atkins.

MA:	Hey, Owen, just ... (Overlap)

OK:	Good morning.

MA:	How are you? You’re in London right now?

OK:	Yes. It’s another work day.

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     MA: Okay, good. Just to sum ... I mean, obviously this is a pretty long presentation, but I kind of walked away with three things in terms of logic behind this acquisition. Obviously number one, it’s accretive. Number two, you’re going to get some synergies particularly with the Q4000, and number three, obviously you’re getting a lot of pretty good talent here. Could you, first of all, did I miss anything there? Is there something else to add? And secondly, could you get into a little more detail on how you’re going to develop synergies with the Q4000 and new drilling package?
     OK: Sure, I’ll try, and Martin, feel free to jump in any time. I think there’s a couple of maybe secondary or tertiary things that you missed there, Marshall. One, I think is the leverage that it affords us in making further acquisitions, and penetrating new regions like the North Sea and Southeast Asia. It opens doors in those regions with this critical mass that we wouldn’t have had otherwise. Makes us a much more serious player. And then I think if you looked at ... if you could see the crystal ball that we’re using for what we want the company to look like in the future, there are an awful lot of capital assets that we would like to add, and I think we’ve been restricted over the last decade in our growth by working within our balance sheet.
     I think this move allows us to sort of springboard our balance sheet, you saw the 1.1 billion EBITDA, and then as the prospects are further developed and coming online I think it provides us the cash flow, the significant cash flow that we need to really take advantage of the opportunity that’s in the industry right now and exporting our model to these regions.
     M:      And the Q4000 ...(Overlap)
     OK:      ... and the second part of your question was the synergies of the Q4000. We acquired with the Bass Lite property, 50 exploration leases. Now our guys are pretty excited

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about it, but we’re not explorationists. We’re reservoir managers. It makes a lot of sense, and that could also ... well, it makes a lot of sense that a pure explorationist would want to hook up with a pure development company like ourselves, and I think this marriage here is exactly that. And it brings on board an exploration team with a very tested and proven track record, combining their portfolios with our blocks gives us a huge potential going forward.
M: I’m assuming you’re going to be drilling slimbore exploratory wells?
     OK: Yeah. The Q4000, we’re going to be outfitting it with slimbore drilling, probably starting out with a nine inch casing, we’ll be having the well control and our shut off valves and hangers at the mud line, and using a riser back to the surface. Now eventually what we want to evolve into with that system is a hybrid slimbore system, where we, and I’m not sure how much I’m allowed to talk about this, so let me just be real brief on it. We’ll be evolving it to a hybrid system that allows us to drill through a 13 and five-eighths casing with less weight suspended from the vessel and therefore being able to use less than a drill rig to do it.

MA:	All right. Sounds like an exciting transaction, guys. Thanks.

WP:	Thank you, Marshall.

O:	Our next question comes from Joe Allman.
     JA: Good morning, everybody. You talk about obviously the talent you’re getting with Remington is an important component of this transaction. Can you talk about the agreements that you have with the management, especially Robert Murphy and Gregory Cox.
     MF: Well, you know, obviously we value this talent at Remington very highly, and we wanted to lock in the key players, subject to deal closure, and that’s what we’ve done over the weekend here. You know, I’m not going into detail on individual arrangements, but you know,

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we’re comfortable that these two guys, these two key guys, both want to stay, and that’s important, and have agreed to stay, so we’re happy with both those things.
     OK: Not to duck the question, but a lot of the actual details need to be worked out. We’ve got the commitments in place, but we thought it prudent not to get into that until after there was an agreement on the transaction, and therefore the discussions still have a few points that are being negotiated.
     JA: Okay, thanks. And in terms of. I know you’ve got your own equipment, but you’re going to need some rigs to drill up Remington’s portfolio, and it sounds like your portfolio. Can you talk about your ability to get access to those rigs in a timely fashion?
     MF: I think you’re going to see in Remington’s operational update issued this morning that they’ve contracted three to four rigs for their plan this year, so I think they’ve got their matters well in hand. And so have we on the ERT side. We’ve also got this sweetheart deal on a deepwater rig for Noonan and one other well, and then we’ll have the Q4000 ready for next year. So I think we’re in pretty good shape rig-wise.
     JA: And then lastly, what are your thoughts about competitive bids, I imagine that it’s a break-up fee, can you talk about that.
     MF: Yeah. I’m sorry, I left that point off my transaction overview. There is a 45 million dollar break up fee which equates to, you know, roughly three percent of the deal value.
     JA: All righty. Thank you.
     O: Our next question comes from Roger Reed.
     RR: Good morning, gentlemen. Just a couple of questions here. Owen, as you were going over things, it almost sounded like ... your comments about getting forced out on

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preferential rights and things like that, that initially this was sort of a defensive transaction, then you kind of went into the other parts, where it sounds like it’s very strategic, rolls in with what you guys have been doing. Could you give me a little more of an idea of which side drove this? Was it more the growth side or the defensive side, or is one just a benefit from the other?
     OK: I think that one is a benefit from the other, and I’m not going to dodge it at all. The ... I think anyone out there trying to do deals in this industry right now is finding it hard going. It’s hard to get deals at the right price, and when you do get them at the right price, if you’re coming in at a downstream point, the existing partner simply prices you out. So it has been difficult. You can sort of see that by the nature of the deals that we’ve done, we’ve been very fortunate in being able to find some producers that really did recognize the value we brought to the table, and made them happen.
     But there’s also really spurs the growth. Given the difficulty in the market place right now of finding the right deals, this transaction accelerates our potential growth in the market by adding a portfolio and then at the same time we’ll be building a deal making machine behind it, as we’ve been doing, but we can ... it now affords us the time to get that up and running a lot better and more substantially, and it allows us also to be a lot more prudent. I think you’re seeing some companies making some property acquisitions out of sheer desperation that they have to have something, and I wanted to be able to avoid that.
     JA: Okay. And it sounds like, if I look at upcoming lease sales, things like that, you’re not necessarily looking to be a huge player in those, I mean you’ll obviously take a look at them, I would suspect, but mostly it’s the inventory you have on hand that you’ll try to exploit over the next couple of years, is that a safe assumption?

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     OK: Well, I think it follows on what I just said. I think if you look at the prospect list that we now have, and the capital requirements for bringing that development, we’ve got way enough so that we’re not desperate to go and add anything. But in the same breath let me say that when         ... if we do see a good opportunity, we won’t shy away from it, and that probably ... lease sales is not something that we’ve ever been successful in. We’ve gone in with partners at times, but we’ve really ... like I said, though, we don’t have the exploration skill sets so therefore that was never really a focus for us. With the Remington skill sets, as we integrate them, I think we’ll be taking a good look at it.
     JA: Okay. And Wade, one question for you. Kind of blew through it there on the balance sheet, the approximately 800 million that you’ll ... cash you’ll put forward to do this transaction, you said seven percent was your blended interest rate. Was that all to be one piece of debt that would be easy to pay back, or have you given any thought to what that’ll be exactly?
     WP: Well, the whole facility will be pre-payable, Roger. And the ... and so we’ll, you know, as we move along and generate cash flow, I like the flexibility to reduce that level. Either through pre-payment or, like I said, refinancing it into a different type of structure.
     JA: Okay. Thank you, gentlemen.
     O: Our next question comes from James Stone.
     JS: A couple of questions. Can you just give us a little bit more detail on Remington’s production base, in terms of the 120, 130 Mcfe, or Bcf ... Mcfe, how much of that is oil versus gas, of the reserve base that you bought, the 280 Bcf reserves, have they booked any deepwater reserves at this point, or is that all shelf? Can you just give us a little bit more detail on that?

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     MF: Yeah, the last question is all shelf right now. They’ve got prospects in deepwater. Their present mix is ... 63-59, with a bias to natural gas.
     WP: Sixty-three, 37.
     JS: Sixty-three, 37, gas-oil?
     MF: Oh, I’m sorry. Yeah, gas to oil.
     JS: Okay. And if you look at their production profile, what sort of depletion rate are you guys expecting on the base production, and what do they need to sort of put together in 2006 in order for them to maintain sort of their ... I guess they’ve been averaging a 20 plus percent growth rate in production, what needs to happen to that to be the case for 2007 levels?
     MF: If you look at most of the production, Jamie, and I put a slide together, I think it’s 22. A factor is ... their production is a lot newer, you know, they’ve got development projects that have recently come on-stream, from compared to our mature property approach. So they’ve got, you know, several years of production left on most of these properties. So I think that’s complementary to our situation. And the average over the next year I haven’t got their profile right in front of me, is 120 million a day, you know, with some decline, I think around 20 million a day at the end of the year, offset by additions, as we develop PUDs and take advantage of some prospects.
     JS: Okay. But in the numbers that you looked at for the 2007 pro forma, what did you assume for production rate?
     MF: A hundred and 75 million on average for the year. (Overlap)
     JS: Combined? Or for everything?

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     MF: No, that’s just for Remington. You know, basically, the hurricanes deferred a lot of development of PUDs for them. I think their production would have been a lot higher if it wasn’t for the hurricanes already. So we’re going to be, you know, expanding the capital in their budget to produce the 175 million in ‘07.
     JS: Okay. Just so I’m clear, you’re looking at 128 million a day in ‘06, and 175 million in ‘07?
     MF: Correct.
     JS: Okay. And Wade, could you just tell me what your assumptions are for depreciation and amortization for ‘06 and ‘07 from the Remington additions?
     WP: Sure. For ‘06, as if it happened January first, I guess. So hypothetically for ‘06, the total DD&A would be ... 182 million.
     JS: That’s total, or that’s been ... incremental?
     WP: No, that’s total.
     JS: Total. Okay.
     WP: No, no, I’m sorry. That’s total Remington DD&A. Yeah. And for ‘07, obviously it would be higher with the increased production, it would be 258 million.
     JS: Okay. And how much Cap X are you looking at for ‘06 on the Remington properties?
     MF: They’re looking at today 294, but by the time we close we ... so that’s close to about 200 million, so that’s remainder of the year.
     JS: And when you talked about reducing the value of the transaction by two dollars a share, that ... is that two dollars per Cal Dive share?

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     MF: No.
     JS: Two dollars per Remington share?
     OK: In other words, there’s an assumption that there will be 60 million dollars in cash on the balance sheet.
     JS: Okay. And then just want to try and understand a little bit more on what you ... how long you think it’ll take to start booking some of these risked reserves that you’ve targeted from Remington’s portfolio? You’re basically going to only drill ... how many of these prospects are going to get drilled this year, how many of them are going to get drilled in 2007?
     MF: Okay. Let me just check my notes here. It’s been a pretty long night, Jamie, and I’m not         ... I’ll start off by saying that we’ve got two high profile deepwater wells we’re going to drill this year, and I mentioned Noonan ... (Overlap)
     JS: Yes, Noonan.
     MF: That’s over 300 Bcfe on an annualized basis. And everybody on the ERT and Remington side really liked that prospect. Let me see. Yeah, 26 wells in total, okay ... sorry, 28 in total, 26 offshore and two onshore. And out of that 26, 24 will be on the shelf, two in deepwater.
     JS: Okay. But how many of those are exploration wells versus development wells?
     MF: All the ones I mentioned are exploration wells.
     JS: These are all exploration wells? Okay.
     MF: Correct.
     JS: That’s really helpful, and good luck, guys.
     MF: Thank you.

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     O: Our next question comes from Brian Lavarty.
     BL: Good morning. One question on the ... on Remington, I notice that they have some production problems and they’re working through them. What provisions are in the agreement to I guess that stipulate how far they have to get along in fixing those problems?
     MF: You know, I think Remington have been entirely open about the issue that they’re facing after the hurricanes. And they’ve even put out a news release this morning, updating everybody. We’re obviously in discussion with them, and we’ve built our models around them bringing on production in the first quarter. We’ll obviously be closing in the second quarter, so we’re pretty confident, you know, based on our detailed look at the issues they’re facing, that that production will be back on by the time we close.
     BL: Okay, thanks.
     O: Our next question comes from Mike Johnson.
     MJ: Yes, is there a Cal Dive share holder vote required?
     OK: No.
     MJ: Thank you.
     O: Sam Levy, you may ask your question.
     (Background Conversation)
     O: Jim Lewis, you may ask your question.
     JL: Good morning, guys. My question revolves around, you mentioned for Remington they have 279 million Bcf equivalent of proven reserves right now, is that correct?
     OK: Yeah.
     MF: Yes.

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     JL: Okay. So they have 279 million of proven reserves, and how does that compare to what you guys have in proven at the moment?
     MF: You know, we’re going through our year end exercise at this point to ... (Overlap)
     OK: I think combined, Jim, we’ll have over ... it’s safe to say well over 500 ... (Overlap)
     JL: Okay, so basically a similar amount.
     OK: Um-Hmm.
     JL: Okay. So relative to Remington, you mentioned that their inventory has four Tcf of unrisked potential, and what you’re calling about one Tcf of risked potential.
     MF: Right.
     JL: I’m wondering how those ... if you did the same exercise on your existing portfolio of what the unrisked and risked upside beyond proven was for your existing properties, how would that look?
     MF: Well, you know, most of our increment is in PUDs, you know? So some of that’s already taken into the number we’ve quoted to you. And I haven’t got the rest of that information right in front of me, to be honest.
     JL: But it would be much smaller, correct?
     MF: It would be much smaller, yes. I think the big difference is that Remington’s have got a lot of prospects, you know, they’ve got 19 deepwater ones, and we’ve looked at every single one of them, and we’ve liked the way they’ve assessed risk, we like the way they’ve assessed the reserves. What we like the best is we can use our assets to develop most of them, you know, drilling above most of them. So the ... (Overlap)

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     JL: (Inaudible) ... (Overlap)
     MF: ... added value, is just compelling.
     OK: Jim, this is Owen. I might just add to that, you know, as you ... as typical, we’re trying to be as conservative as we can at looking at it on a risk basis. But then to give you a better idea, if you look back historically on Cal Dive properties, and I believe that in our presentation here, roughly 40 percent of the value in these properties were realized post-acquisition, so that gives you sort of ... if you had been able to go back to the beginning and risk them, you’re probably looking at a 40 percent discount as a risk factor.
     JL: Got you. And I guess the other question would be that, you know, if we wanted to say look forward four years from now, for instance, and at that stage what would be the key criteria from your standpoint four years from now in looking back and determining whether this acquisition was a success from your standpoint? I mean, what would be the sort of metrics as an outside investor that you could look at and say, yeah, they executed their model the way they were planning on it, and here’s where the levers of value were? I mean, would it be in saying that, well, obviously exploration success is going to be a big part of it, but beyond that, that your F&D costs were lower than your peers, or you know, how would we be able to go back and sort of grade this? And I’m asking that to get an idea of where you think the real levers of value from a measurable standpoint are.
     OK: I’ve got sort of three off the top of my head. I’d say first of all is how fast can we reap the cash here and get the debt back to the point where we’ve got a lot of dry powder. Second would be to look and see what our finding and development costs on these prospects were, and whether or model truly delivers what we claim it does. Especially with regard to the

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new drilling coming up, I think we already know that we can use our assets effectively in that regard. And then the third big criteria, since the backlog and the application of the drilling is such a big part of it, it would be to look at the acceptance, you know, look for some milestone down the road where you have an outside client coming to us and asking us to do the same thing for them.
     JL: Okay. All right, thanks a lot.
     O: Our next question comes from Andrew O’Connor.
     AO: Good morning, gentlemen. Wanted to know, you’ve highlighted Noonan. Are there any other individual prospects from Remington that you guys find especially attractive?
     MF: No, we’re showing one or two on slide 17, and I did mention that we do have an option to drill a second deepwater well this year in 2006. But we haven’t selected that well at this juncture. But there are several out of the portfolio that we regard as fairly attractive.
     AO: Okay. Thanks for that, and then secondly, any thoughts regarding potential divestitures from Remington’s portfolio prospects at this point?
     MF: No, not at this point.
     AO: That’s all we have. Thanks very much.
     O: Our next question comes Martin Malloy.
     MM: Good morning. On the Q4000, how long will it be offline to upgrade it for the drilling?
     MF: Oh, just a matter of days, Marty. It’s, you know, we’re adding components to this vessel, so it would probably be carried out in conjunction with mobilization for its first well. So I don’t really see us losing any time.

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     OK: Yeah, the vessel has already been modified for drilling, this is just installing the drilling component equipment on board her.
     MM: Okay. And then on hedging, post the transaction, could you talk about your thoughts in terms of where you’d like to be on hedging?
     WP: Yeah, well, as I said, Marty, our corporate strategy hasn’t changed. We look to hedge up to 50 percent of our PDPs, out at least a year. So over the next few days, I think I mentioned that we do have the ability to start ... or Remington has the ... Remington will put the hedges in place with us. We will be looking at that over the next few days, and start putting some hedges in place with the goal of opportunistically hedging up to 50 percent of their PDP for the next, you know, year, year and a half. Especially ... well, oil and gas. And we’ll use the costless collars as we’ve used on our existing PDP.
     AO: Thank you.
     O: The next question comes from Kyle Wade.
     KW: Have you guys done an allocation between proved and unproved for this deal? In terms of the ... (Overlap)
     MF: No, we haven’t.
     KW: Okay, so there’s nothing public about that? How do you ... (Overlap)
     MF: Not yet.
     KW: ... how do you think about it in terms of doing a transaction like this, in terms of what kind of a value you’re assigning?
     MF: Well, you know, what I tried to show in this presentation, we’ve obviously been setting out the value components for the transaction, and then we try to show what value, you

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know, we set out in this present values of the risk reserves and the prospect portfolio. And then I’ve set out what I think we can achieve on the contracting or services side, there’s additives to our production value, so you know, the components of the proven reserve value, prospect value and services value I think is just very supportive of this transaction.
     OK: I’ll just add to that, Martin, I think given our historic business in this area, we tend to bias looking at placing as much of the value on the proven as we can, then we put the services on top and tend to look at the prospect generation as upside.
     KW: And last question, I’m ... based on a kind of a 220 million dollar capital budget for this year, it looks like ... and this final reserve number, it looks Remington had F&D costs of around 370 for the year, something like that? Is that correct?
     MF: You know, I don’t believe that number’s finalized, but obviously it was impacted by hurricane shut-ins on production, so I think you’re going to see F&D costs right across the shelf universe being at that level this year.
     KW: Oh yeah, that’s certainly quite high. Thank you.
     O: The next question comes from Michael Rodino.
     MR: Good morning, gentlemen. I’m glad to ... I’m very, very pleased with the acquisition, and I had the fortunate ability to cover both companies from an E&P perspective, and I think it’s a great fit.
     MF: Thank you.
     OK: Thank you.
     MR: I know that they’re very strong from a geology and geophysical standpoint, and the ERT guys are very strong in engineering, and hopefully together you’ll succeed in growing

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that asset. A couple of questions I had. Number one, I’m looking across some of the acreage that overlaps like         ... I’m sorry, Devil’s Island, I’ll bring up as an example, I know that’s old, EEX- acreage, some of these guys work at EEX. Are these guys going to be able to help or facilitate any ideas around the drilling of that? Are they going to be involved quick enough?
     MF: Oh yeah, absolutely. Our key people have met with Remington’s and compared prospects, and I think you’ll see us very quickly sort of tap that sort of synergy, you know, working together.
     MR: Relative to the risk profile, you know, Remington was moving into the deepwater and keeping a hundred percent of some of those prospects. Are your intentions going forward to do the same? To keep a hundred percent of those deepwater opportunities?
     MF: I think we’re going to be open-minded about that, if you look at this Noonan prospect, and the rig rate is a third of present market, so we obviously look at maybe taking a partner. I think we could easily get a two for one promote on that prospect, and get a free ride on the drilling maybe. But it’s something we’ll look at. We want to sit down and detail with the Remington management, and make the right decision.
     MR: Relative to converting the Q4000, one of the things you have talked about historically is drilling test wells potentially in some of these exploratory areas. But is ... some of this acreage going to be areas where you hope to target the use of the Q4000?
     MF: Just to clarify the Q4000’s capability, you know, we can drill slimbore wells out to ten thousand feet. Between six and ten thousand feet we can drill a four inch hole for finding, hydrocarbons and logging them. But in under six thousand feet we can drill completable wells. Now that’s a big difference here, and most of Remington’s prospects, or all of them, are

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shallower than six thousand feet. So applying the Q4000 to the portfolio, we can find reserves and also bring them into production, and I think that’s a big difference.
     MR: Okay. One other question, on the seismic licenses, one of the things that was real impressive about Remington is they had a seismic covering predominantly most of the Gulf of Mexico. Is there any license issue with that seismic moving over to Cal Dive? Is that something that you all are going to have to spend more money for? Is that part of the subsidiary, and stays with the transaction?
     MF: Well, I won’t comment on that, in case the service companies are listening in. (Scattered Laughter) You know, we’re obviously hopeful that we can transfer those licenses, to Cal Dive.
     MR: Okay. And relative to the facility business, is there anything that imminent in the Remington portfolio, or that you see in the Remington portfolio, that may lend some more business that can be directed toward the facility side of the business?
     MF: The facility side, it depends what’s happened on Noonan, for example. If that turns out to be an oil prospect, then it could need a floater, and there are several of these deepwater prospects that could pull through facility type options or opportunities for us.
     MR: All right. Thanks, guys, congratulations. I think it’s a good transaction.
     OK: Thanks a lot, Michael.
     O: The next question comes from Joe Allman.
     JA: And hopefully this won’t bleed over into the Remington call, which starts in 15 minutes. Just in listening to the call, it seems as if the deepwater is really much more important

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than the shallow water. I mean, would you characterize your reason for buying Remington overwhelmingly for the deepwater prospects, versus the shelf production and inventory?
     MF: No, I wouldn’t. I think it’s a balance. I think they’ve got existing production in the shelf, good prospects on the shelf and we’ll continue to get the best out of those. But obviously, moving into deepwater, and if there’s success in developing potential opportunities for our assets to exploit is a great potential value added. So it gives us a lot of excitement, but I think you’ve got to look at the whole package here, I know, and see the value that each part brings.
     OK: I might just add to that, I think some of the confusion arises because most of our current asset additions at Cal Dive have been focused on the deepwater development, and it sort of tends to steal the limelight. What we’ve done on the shelf for the last 15 years is almost easy to overlook, because it’s turned into such a machine for us. But the real strength of our reservoir group is on their reservoir management and exploiting the upside in mature fields. And one of the points I made was that marginal doesn’t ... on the shelf actually mature, so to that end, it’s easy to take it for granted because of the sexiness of the deepwater stuff.
     JA: A question I touched on previously, I mean how about competition? Do you expect any competitive bids for Remington here? Or could you just talk about that a little bit.
     MF: No, I don’t think we can comment on that. I think we’ve made a good offer, and that we’ve got some value drivers that a competitor might not have, so I’ll leave it at that, if I may.
     JA: Okay. Yes, appreciate it. Thanks.
     O: Our next question comes from Van Levy

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     VL: Good morning. Oh good, you can hear me. A couple of questions. I want to understand the         ... some segments of the deal between hard value and soft value. In your presentation you talk about total value being somewhere, two and a half to 3.2 billion. Of that, based on their proved reserves only, roughly what do you think the ... or how did you value the transaction? Was it 1.4 billion roughly?
     MF: Well, I’m not sure if we want to get into that, given the previous question. I think we’ve plotted out various pieces of value right across the assets that Remington can bring to us, and I think for the time being we’ll leave it at that. Do you agree, Owen, or?
     OK: No. I think that’s the only fair way to do it, because you know, we’ve looked at it every which way from Sunday, using all kinds of allocations, just to double check our thought process.
     VL: Okay. If I take the firm value you’re acquiring for about 1.4 billion, and about 279 MMcfe, that’s roughly about five dollars an M, is that correct?
     OK: Correct.
     MF: On an overall basis, yeah.
     VL: You talked about the DD&A being 182 million. If I divide that by the 128 million a day, then it applies somewhere around a 390?
     M: Yeah.
     VL: Now, how do we get a step down from 490 to 390?
     OK: Well, obviously in our ... when I was looking at our accretion analysis, we did assign some of the value to the unproven prospects, and I think we did it very conservatively, so that’s the reason for the difference in the five dollars and the 390.

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     VL: Okay. Then longer term, where do you see finding costs, in your mind, to operate in the Gulf of Mexico program, what kind of finding cost make it efficient, and I’ll give you an example. When I look at say nine dollar gas, and acquisition cost of 491, I’m coming up with somewhere around ... let’s see, 491, I’m coming up somewhere around a ... you know, over 50 percent sort of cost structure. In your mind to operate the Gulf of Mexico profitably long term, what does that ratio have to be?
     MF: Owen, do you want to comment on that? I mean ...
     OK: Well, I don’t know that you pick any one number because I think the ... the development costs sort of run with the commodity prices, the industry moves up and down in the cost structure, so it’s sort of a relative moving number.
     VL: Well, right, that’s why I wasn’t ... 491 of nine dollars is 55 percent. So in the sense, well, let’s take the price out of the equation, where do you think costs need to be, you know, finding costs, slash, acquisition costs, need to be long term to be profitable? Is it 60 percent, 40 percent, 30 percent?
     OK: You know, there are three year average, F&D costs we said has been 250, and we assumed in all of our economics higher than that. We assume 350.
     VL: Okay. One other question. Again, it seems like the deepwater and the synergy with your enterprise is, you know, you’ve articulated that very carefully. Looking at the universe of potential people that you could have purchased, it seems to me that someone like an ATP, oil and gas would have been a much better fit for you in terms of them being in deeper water. They’re already in the U.K. that you guys are talking about. Why did you pick Remington versus ATP? Why wouldn’t they be a better fit?

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     MF: Owen, you want to cover that one, or do you want me to ...
     OK: Well, we ... I’ll start and you can finish. I mean, we’ve looked at a whole host, and we’ve looked at the universe. With specific regard to ATP, I sort of feel, and I could ... I’ll go out on a limb here and say, well, you first have to have a willing seller. Then you move on in your universe. But to ... (Overlap)
     VL: ... with ATP?
     OK: I’m sorry?
     VL: Did you have discussions with ATP?
     OK: We have had discussions in the past with ATP. But then looking at Remington, as Martin mentioned, we have been watching them for a number of years, and we’ve just grown very comfortable with the management decisions, the style of the company, and just the way that they’ve run the balance sheet. So, when it comes time to make an acquisition, I think the comfort side of it lends a lot to it, and we feel like the Remington personnel and their operation fits very well with the Cal Dive operation.
     VL: Okay. Last question. When do you feel that you will become a competitor to your clients?
     OK: Probably the day that we decide not to focus on marginal fields. Like I mentioned in the presentation, the larger producers need a solution for developing marginal fields, as well as the very small producers, that don’t have the capability or the capacity to develop them. So when you take our model as a whole and target lower F&D costs, which lend themselves best to marginal fields, then the entire model becomes a service.
     VL: Okay. Great. Looks like a good fit, good deal for you guys. Congratulations.

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     MF: Thank you. Well, further, I think, given that Remington’s call is going to start in just a couple of minutes, maybe we’ll take one more question.
     O: Actually, at this time there are no more questions.
     MF: Okay.
     OK: Perfect timing.
     MF: Thank you.
     OK: Okay. Thanks, everyone.
     (Background Conversation)
     (END OF TAPE)

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